OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Orbis Law Corp.

33 West Hawthorne Avenue
Valley Stream, NY 11580

https://www.getorbisapp.com/search



10000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000* shares of Class B Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Class B Common Stock ($10,000)

Company	ORBIS LAW CORP.
Corporate Address	33 West Hawthorne Avenue, Valley Stream, NY 11580 201-836-0058
Description of Business	The Company has developed and will bring to market a wbsite and mobile application which allows attorneys andprospective clients to find each other on-line through video commercials
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$1.00/share
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

ORBIS LAW CORP. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $1 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Orbis Law allows Lawyers all over the United States, the ability to advertise themselves and their services via 60-150 second commercials which are housed on the Company's website and through its custom designed app, which can be seen anytime, and as many times, as a potential client would like to see them, 24 hours a day, seven days a week.

In 2017, lawyers spent $1B on advertising. Advertising dollars by lawyers are typically spent on: television, radio, billboards, and in various daily, weekly papers magazines and journals. Each of these modalities offers its own unique challenges thereby severely limiting their viability in producing new clients. To wit: potential clients must be listening or watching TV or the radio at a particular time in order to hear the commercial; those driving, have challenges writing down a number off a billboard, and or, off the radio. Commercials for lawyers play at very specific times and in many instances, not when a prospective client is looking for an attorney. Print ads found in newspapers, in weekly and monthly magazines, are typically quickly discarded. More recently, a number of lawyers have also begun advertising their services on-line at various legal databases. Our research has found that all online directories are static and contain nothing but the names of attorneys. In some cases, there are links to the Attorney's website where a potential client can find more information.

Orbis Law changes that. Orbis Law is an interactive, dynamic website and mobile app, which simplifies and streamlines any search for legal services. Those seeking legal services merely log onto the site or app, indicate the type of legal representation being sought, and where. Instantly, a choice of attorneys will appear. With one more click, prospective clients can hear and see the attorney's 60-150 commercial, and will instantly know if that particular attorney or firm made a positive impression or not. With one more click, prospective clients can make contact with that particular attorney.

Commercials can be seen over and again. Once the client clicks off, prospective clients receive an instant offer from the attorney indicating fee structure, and any special offer being made. As well, the instant offer may contain other information, the attorney wishes to convey.

Orbis Law is a repository for commercials lawyers make on their own and then upload to our site and mobile app.

Orbis, founded in October 2017, through its website and mobile app, connects

lawyers seeking new clients, with prospective clients -those seeking some form of legal representation -to meet on-line. Orbis is the (only) site where lawyers' video advertisements, profiles, rates, and special offers -ranging in length from 60-to 150 seconds- can be seen by prospective clients any time of the day and night. The site never sleeps.

Orbis Law is a portal which as acts as a repository for lawyers advertisements and or promotional videos. Lawyers signing up with Orbis Law, record their individual videos and upload them to our site and mobile app. Once the prospective client has seen the video one or more times, s/he receives an instant notification with additional information from the lawyer. Such information will typically delineate the attorney's professional rates, any special offer s/he may be willing to convey, and or any other information the lawyer wants the prospective client to read. Lawyers will not make cold calls; calls resulting from the site are considered very warm calls as the client has already made a connection, viewed the video, heard the lawyer present himself, and has already received and reviewed the lawyer's rates and any special offer made to induce the call.

It is widely known and accepted that one cannot compare sight to sound. Hearing is good, seeing trumps hearing and the combination is most efficient way of communicating advertisements. Seeing and hearing a lawyer speak helps those seeking representation, make decisions. Instant connections are either made or lost on those advertisements. Sight and sound has several distinct advantages over static listings found in the yellow pages, on Google, in newspapers, weekly and monthly magazines, and even on other on-line directories of lawyers all over the United States. Daily papers, weekly and monthly magazines have very limited shelf lives. Google and on-line sites are wholly and mostly static and provide but a name, number and at times, a link to the lawyers website where the prospective client must navigate and read additional profiles. Orbis is designed to change that paradigm. On Orbis, prospective clients, after entering the category of lawyer they are seeking and where, can instantly see and hear the lawyers' pre recorded commercials.

Orbis Law seeks to become the preeminent site for anyone seeking a lawyer by facilitating the sharing of information.

Our technology and app allow attorneys to easily and without effort or the need for professional photography, to record and upload commercials which are designed to inform the prospective client all about themselves.

Our pricing models are as follows:

Suggested pricing models seconds monthly yearly after 5% prepaid discount:

60	$169	$ 2028	$1926.60
90	$199	$ 2388	$2268.60
120	$249	$ 2988	$2833.60
150	$299	$ 3588	$3408.60

Assumptions in pricing:

80% of all attorneys will opt for 60 second ads

20% will go over. For these projections, it is assumed that the group will use 90 seconds, though it is likely that certain firms (those with established and larger advertising budgets and those with many partners) will use the full 150 seconds.

Our immediate goal is 50,000 lawyers representing 3.8% of 1.3M lawyers:

at 80% (40,000 lawyers paying 169 x 12 or 2028 = $81,120,000
at 20% (10,000 lawyers paying 199 x 12 or 2268.60 = $23,880,000
total 105,000,000

Assuming 25% avail themselves to yearly discounts, the numbers are reduced as follows:

30,000 lawyers x 169 x 12 = $60,840,000

10,000 lawyers x 169x 12 x .95 = $19,266,000

7500 lawyers x 2268.60 x.95 = $16, 163,775
2500 lawyers x 2268 = $5,670,000
Total $101,939,770

Estimated annual expenses:

Cloud Storage10,000 videos = 7k/mo 84/yr
20,000 videos = 14k/mo 168/yr
30,000 videos = 24k/mo 288/yr
40,000 videos = 40kmo 480/yr
50,000 videos - =50k/mo 600/yr

Administrative Assumptions:

25 employees (various) @75k/yr 1,875,000
Benefits 25% 468,000
5 Exec at 25%/yr 1,250,000
Benefits at 25% 312,500
IT 500,000
Legal 250,000
Accounting 100,000
Rent 120,000
Credit card processing 5,000,000

Total $9,875,500

Expenses assumptions are based on 50,000 lawyers on our site.

Competition

Orbis will be competing for advertising dollars with other more traditional modes of advertising. These include print media such as newspapers, weekly and monthly magazines, billboards, radio, TV and other promotional giveaways. While we are not aware of any direct competitors to our model which we consider new, innovative and unique, we are aware of a number of online databases which provide more limited information about attorneys in their directories.

These online databases may have more resources than us, or may be better capitalized, which may give them a significant advantage, for example, being able to copy our model, perhaps offering more competitive pricing than the company, surviving an economic downturn, or in reaching profitability.

Additionally, existing companies may also compete on price by lowering their operating costs, developing new business models or providing other incentives.

Though Orbis will be competing for advertising dollars with certain on-line databases, management does not consider any of these sites as direct competition as none have a model which is currently unique to Orbis. All of these companies and others, are more established, well known, and better funded than is Orbis at this time. Orbis will also be competing for advertising dollars with more more traditional mediums of advertising such as newspapers, weekly and monthly magazines, billboards, radio and TV.

Liabilities and Litigation

As of the Month ending April 30, 2018 , Orbis Law Corp has no pending liabilities or litigation.

The team

Officers and directors

Mark Lichtschein	President, CEO & Director
Murry Englard	Vice President, Director
Lisa Grossman	Founder, Member of the Board of Directors, and Secretary

Mark Lichtschein
Mr. Lichtschein is a practicing attorney, with a Law Degree from Villanova University School of Law, and is a Member of the New York and New Jersey Bars. Mark also obtained his MBA from Drexel University. Mr. Lichtschein has extensive and intensive financial management experience, including financial and estate planning and investment management. He has founded and established several successful Mortgage companies over the past 15 years. Mark's private legal career has focused on complex real estate contracts, closings, financing and refinancing (commercial and residential),

co-op and condominium conversions, general partnerships, limited partnerships, direct management and supervision of complex Chapter 11 partnership reorganizations. Coral Mortgage Bankers Corp, President, January 2014- December 2016 Green Light Advance Corp, President, January 2017- Present President, CEO, and Director of Orbis since Feb. 2018 - Present

Murry Englard
Murry Englard is a practicing Certified Public Accountant licensed in New York State. He is a member of the American Institute of Certified Public Accountants. Mr. Englard obtained a BA in Accounting and Information Systems and continued towards a MBA degree at Bernard Baruch College of the City of New York. Mr. Englard background included interim Chief Financial Officer and Director of a publicly held company. Currently he is a Chief Executive Officer of a Healthcare Company and managing partner in his public accounting practice. Additionally, Mr. Englard is a Certified Guardian and Court Evaluator. CEO - New York Health Care, Inc. (2008-Present) President and Managing Partner –Englard CPA, PC (1992-Present) Board Member – Non for profit organization; BMQ and Naaleh College ((June 2017 through present) Vice President and Director – Orbis Law, Corp. (Feb. 2018- Present)

Lisa Grossman
Prior to founding Orbis, Ms. Grossman has since 2013 been the Director of Business Development of New York Health Care, Inc., a licensed home health care agency. Ms. Grossman has also been a New York State licensed insurance agent since 2006, . Lisa graduated queens college in 1984. Founder of Orbis, Director - February 12, 2018

Number of Employees: 4

Related party transactions

The company acquired its wholly owned subsidiary ICU Law, LLC from one of the company's majority shareholders, Lisa Grossman, for issuance of stock. Lisa Grossman as part of a family estate plan established The Legal Advertising Trust and Leon Mehl is the sole Trustee of the Legal Advertising Trust.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our costs may grow more quickly than our revenues, harming our business and profitability.** Providing Orbis' product is costly because of our marketing and advertising expenses. We expect our expenses to continue to increase in the future as we expand our partnerships with attorneys, their respective offerings and hire additional employees. Orbis' costs will increase each year due to these factors and the Company expects to continue to incur increasing costs, in particular for sales, marketing and product deployments as well as costs of customer support. Our expenses may be greater than we anticipate, which would have a negative impact on our financial position, assets, and ability to invest further in the growth and expansion of the business. In addition, expansion

throughout the United States will require increased marketing, sales, promotion and other operating expenses. Further, as additional competitors follow our lead, we expect an increased pressure on costs and margins. We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted. See "Dilution." Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt.

- **The loss of one or more of Orbis' key personnel, or Orbis' failure to attract and retain other highly qualified personnel in the future, could harm our business.** Orbis currently depends on the continued services and performance of key members of its management team.. If we cannot call upon them or other key management personnel for any reason, our operations and development could be harmed. The Company has not yet developed a succession plan. Furthermore, as the Company grows, it will be required to hire and attract additional qualified professionals such as accounting, legal, finance, production, marketing and sales experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

- **If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.** Orbis relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, algorithms, trade secret, and domain name protection laws, to protect its proprietary rights. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by Orbis, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate in the future. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to those of Orbis and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

- **Our financial results will fluctuate in the future, which makes them difficult to predict.** Though our product is fully developed and also tested, we have yet to begin any marketing efforts. Though we have prepared financial projections based on logical assumptions, no assurances are offered that Orbis' product will be accepted by attorneys. Nor are assurances given that Orbis will become the pre-eminent site to visit on-line by those seeking legal representation. As a result, Orbis' financial results will fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast future results. As a result, you should not rely upon the Company's past financial results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by rapidly growing companies in evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: Orbis' ability to maintain and grow its client base; Our clients may suffer downturns or financial instability; The development and introduction of new products by Orbis or its competitors; Increases in marketing, sales, service and other operating expenses that we may incur to grow and expand our operations and to remain competitive; Orbis' ability to maintain gross margins and operating margins; Adverse litigation judgments, settlements, or other litigation-related costs; and Changes in business or macroeconomic conditions including regulatory changes.

- **We may face additional competition.** Orbis will be competing for advertising dollars with other more traditional modes of advertising. These include print media such as newspapers, weekly and monthly magazines, billboards, radio, TV and other promotional giveaways. While we are not aware of any direct competitors to our model which we consider new, innovative and unique, we are aware of a number of online databases which provide more limited information about attorneys in their directories. These online databases may have more resources than us, or may be better capitalized, which may give them a significant advantage, for example, being able to copy our model, perhaps offering more competitive pricing than the company, surviving an economic downturn, or in reaching profitability. Additionally, existing companies may also compete on price by lowering their operating costs, developing new business models or providing other incentives. Though Orbis will be competing for advertising dollars with certain on-line databases, management does not consider any of these sites as direct competition as none have a model which is currently unique to Orbis. All of these companies and others, are more established, well known, and better funded than is Orbis at this time. Orbis will also be competing for advertising dollars with more more traditional mediums of advertising such as newspapers, weekly and monthly magazines, billboards, radio and TV.

- **Our ability to operate and collect digital information on behalf of our clients is dependent on the privacy laws of jurisdictions in which consumers use Orbis as well as the corporate policies of the merchants, which may limit our ability to fully deploy our technologies in various markets.** Our platform collects, stores and analyzes certain types of personal or identifying information regarding individuals that interact with Orbis. While we maintain stringent data security procedures, the regulatory framework for privacy and security issues is rapidly evolving worldwide and is likely to remain uncertain for the foreseeable future. Federal and state government bodies and agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy, which in turn affect the breadth and type of features that we can offer to merchants, consumers and other third parties. In addition, merchants have separate internal policies, procedures and controls regarding privacy and data security with which we may be required to comply. Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted or applied in a manner that is inconsistent with our current data management practices or the features of our product. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our offerings or deals, which could have an adverse effect on our business. Additionally, we may become a target of information-focused or data collection attacks and any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our clients may limit the use and adoption of, and reduce the overall demand for, our product. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our product, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, our business may be harmed. Orbis Law Corp was only recently formally organized. Since work began researching this marketplace and to date, we have operated at a net loss. Although we aim to reach profitability within the next 24 months, if we are unable to raise enough money in this offering and from additional sources, we will be unable to pay the costs needed for us to continue operations. Additional fundraising in the future may be offered at a lower valuation, which would dilute the interest of investors in this offering, or on more favorable terms for example, debt financing, which could be positioned ahead of the investors in this offering in terms of seniority. Please see "Dilution" for more information.

- **The Company is controlled by its officers and other stockholders.** The Company's officers currently hold a significant portion of the Company's voting securities, and at the conclusion of this offering will continue to hold a significant portion of the Company's voting rights. Each stockholder of Series B Common Stock, which the Company is offering by this Offering Circular, is entitled to one vote per share held. The Series B Common Stock will also have no series-based votes or protections. Therefore, investors in this offering will not have the ability to control the board of directors and will not have significant ability to control any specific vote of stockholders.

- **There is no current market for any of our shares of stock.** There is no formal marketplace for the resale of the Class B common shares being offered and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

- **Dilution.** Dilution means a reduction in value, control or earnings of the shares the investor owns. Immediate dilution An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted. In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage of investors in this offering. See "Dilution." Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt.

- **Intellectual Property Rights and Proprietary Rights** The Company's intellectual property rights and proprietary rights may not adequately protect its products. The Company's commercial success will depend substantially on its ability to obtain Trademarks, Copyrights and other intellectual property rights and maintain adequate legal protection for its products in the United States and other countries. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. As of the date of this filing, the Company has not issued patents or applications pending in the United States or in foreign jurisdictions. The Company will apply for trademarks, and copyrights covering its products, services, technologies, and designs, as it deems appropriate. The Company may fail to apply for Trademarks or copyrights on important products, services, technologies or designs in a timely fashion, or at all. Even if trademarks or copyrights are issued, they may not be sufficient to protect the Company's products, services, technologies, or designs. The Company's future Trademarks or copyrights may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of claims has emerged to date in the United States and the Company expects the landscape for protection for its products, services technologies, and designs to continue to be uncertain. Intellectual property protection rights outside of the United States are even less predictable. As a result, the validity and enforceability cannot be predicted with certainty. Moreover, the Company cannot be certain whether (a) others will independently develop similar or alternative products, technologies, services or designs or duplicate any of its products, technologies, services or designs, (b) it will develop proprietary products, services, technologies or designs that can be protected or (c) the patents or filings of others will have an adverse effect on its business. The trademarks or copyrights that the Company licenses and those that may be issued to the Company in the future may be challenged, invalidated, rendered unenforceable or circumvented and the rights granted under any issued may not provide the Company with proprietary protection or competitive advantages. Moreover, third parties could practice the Company's future inventions in territories where the Company will not have protection or in territories where they could obtain a compulsory license to the Company's technology.. Such third parties may then try to import products made using the Company's inventions into the United States or other territories. Additional uncertainty may result from potential passage of legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit Courts and Supreme Court as they determine legal issues concerning the scope and construction oft claims and inconsistent interpretation of laws by the lower courts.. If the Company is not successful in arguing that there is no likelihood of confusion between its marks and the marks that are the subject of other applications or registrations owned by third parties, then any foreign trademark applications by the Company may be denied, preventing it from obtaining trademark registrations and adequate protection for its marks in the relevant jurisdictions, which could impact its ability to build its brand identity and market its products and services in those jurisdictions. Third parties may claim that the Company's trademarks infringe their rights. As a result, the Company could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of its brand in the United States or other jurisdictions. Even in those jurisdictions where the Company is able to register its trademarks, competitors may adopt or apply to register similar trademarks to it, may register domain names that mimic the Company's domain names or incorporate its trademarks or may purchase keywords that are identical or confusingly similar to its brand names as terms in Internet search engine advertising programs, which could impede its ability to build its brand identity and lead to confusion among potential customers of its products and services. The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, the Company may be unable to protect its products, services, technologies, and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect its competitive position. Any proceedings or lawsuits that the Company initiates could be expensive, take significant time and divert management's attention from other business concerns. Additionally, the Company may provoke third parties to assert claims against it. These claims could invalidate or narrow the scope of its own intellectual property rights. The Company may not prevail in any proceedings or lawsuits that it initiates and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect the Company's business, financial condition, and operating results.

- **Technical Support; Software Updates** If the Company's customers are not satisfied with its technical support or software updates, then they may choose not to purchase the Company's products, which would adversely impact its business and operating results. The Company's business relies, in part, on its customers' satisfaction with the technical support and software updates it provides to support its products. If the Company fails to provide technical support services that are responsive, satisfy its customers' expectations, and resolve issues that they encounter with its products, customers may choose not to purchase additional products and the Company may face brand and reputational harm, which could adversely affect its operating results. The Company's ability to provide technical support and software updates has not yet been tested and may not be satisfactory.

- **Dividends; Retained Earnings** We do not intend to pay dividends for the foreseeable future. The Company currently intends to retain any future earnings to finance the operation and expansion of its business does not expect to declare or pay any dividends in the foreseeable future. As a result, investors may only receive a return on their investment in Non-Voting Common Stock, if at all.

- **Inability to Obtain Additional Financing** If the Company is unable to obtain additional financing and thereafter be successful in growing its revenues according to its operating plans, then the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance. The ability to manage and operate the Company's business as the Company executes its growth strategy may require further substantial capital and effective planning. Significant rapid growth on top of the Company's current operations could greatly strain its internal resources, leading to a much lower quality of customer service, reporting problems and delays in meeting important deadlines that could adversely affect the Company's business, financial condition, and operating results. The Company's efforts to grow could place a significant strain on its personnel, management systems, infrastructure, liquidity, and other resources. If the Company does not manage its growth effectively, then its operations could be adversely affected, resulting in slower or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.

- **Series B Common Stock will be Subordinate to any Company Debt** The Series B Common Stock will be subordinate to any Company debt. The Series B Common Stock is equity, which by its nature is subordinate to any present or future debt obligations of the Company. The effect of this subordination is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of its debt, if any, its assets will be available to distribute assets in liquidation only after all debt of the Company, if any, has been paid in full from those assets. The Company may not have sufficient assets remaining to make any distribution to the holders of Series B Common Stock after payment of its debt. The Company is not restricted from incurring any debt or other liabilities.

- **The Company cannot easily resell the Company's Securities** There is not now and likely will not be a public market for the Series B Common Stock or any capital stock of the Company. Because the Series B Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series B Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Similarly, the Bylaws of the Company contain transfer restrictions that prohibited the transfer of any shares of Common Stock of the Company, including the Series B Common Stock. Limitations on the transfer of the Series B Common Stock may also adversely affect the availability or price that an investor might be able to obtain for the Series B Common Stock in a private sale

- **The Company does not currently have an Independent Majority serving on the Board** The Company does not have a majority of independent persons serving on the Board and a group of four individuals controls the Company. The Board consists 3 directors, which are designated for election by the largest stockholder of the Company. In addition, a group of four individuals, who are neither independent nor disinterested from the foregoing stockholders controls the Company. Because the Company does not have any independent directors and the controlling stockholders of the Company have no intention of electing any independent directors, the Company runs a greater risk that a significant error or irregularity could occur that could be materially damaging to the Company's stockholders and holders of Series B Common Stock.

- **Company Valuation Methodology** The valuation set by the Company in this offering is not based on any valuation methodology and should not be treated as an indication of the value of the Company. In an early-stage company, a value for a company cannot be established as a result of the uncertainty at such stage. The valuation set for this offering is only intended to be an indication of the amount the Company believes an investor may be willing to pay for the Common Stock being offered in our Regulation CF filing.

- **The Company has a limited Operating History** The Company has a limited operating history upon which an investor can evaluate its performance, and accordingly, its prospects must be considered in light of customary issues early-stage companies encounter. The Company incorporated under the laws of the State of Delaware in February, 2018. The Company's ability to build a viable business and the likelihood of building such a business must be considered in light of the problems, expenses, difficulties, complications, uncertainties, and delays frequently encountered in connection with the growth of an early-stage business that is operating in an unproven industry. The Company expects its operating expenses will increase for the near future, and investors should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

- **There is no assurance the maximum amount of this offering will be sold** This offering will be undertaken through the services of a third party that will act as the Company's online portal, and there can be no assurance that all of the Series C Common Stock offered hereby will be sold. Failure to sell all of the stock offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities and grow in accordance with its existing objectives or in the manner it currently contemplates. The offer and sale of the Series C Common Stock pursuant to this offering have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Thus, investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit prior review by any regulatory agency.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- The Legal Advertising Trust, 75.0% ownership, Class A Common Stock
- Leon Mehl, 100.0% ownership, Legal Advertising Trust, Class A Common Stock

Classes of securities

- Class A Common Stock: 24,975,000

  Voting Rights

  Capital Stock: Our common stock is common equity and contains no preferences as to other classes of capital stock. Each share of our common stock -the Class A common, and the Class B common- entitle the holder, with one exception, to vote on all matters submitted to the vote of the stockholders, including the election of directors. Holders of the Class A common stock are entitled to 10 votes per share, and holders of Class B common stock are entitled to one vote per share of their common stock. Our preferred stock is a "blank check" preferred stock whereby the board of directors has authority to determine its powers, preferences, rights, qualifications, limitations, and restrictions, without separate shareholder approval.

  Number of shares outstanding before the offering of the Class B common Stock: A total of 24,975,000 shares of Class A common stock are outstanding as of the date hereof.

  Number of shares of common stock to be outstanding after the Regulation CF offering, and assuming that the offering is fully subscribed. A total of 26,045,000 shares of common stock, consisting of 24,975,000 Series A common and 1,070,000 shares of Class B, will be outstanding.

Voting rights: The common stock being offered is Class B common and votes one time per share. Series A votes 10 times per share

Dividend Rights

The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A and Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Stock and any additional classes of Preferred Stock that we may designate in the future.

- Class B Common Stock: 0

Voting Rights *(of this security)*

Capital Stock: Our common stock is common equity and contains no preferences as to other classes of capital stock. Each share of our common stock -the Class A common, and the Class B common- entitle the holder, with one exception, to vote on all matters submitted to the vote of the stockholders, including the election of directors. Holders of the Class A common stock are entitled to 10 votes per share, and holders of Class B common stock are entitled to one vote per share of their common stock. Our preferred stock is a "blank check" preferred stock whereby the board of directors has authority to determine its powers, preferences, rights, qualifications, limitations, and restrictions, without separate shareholder approval.

Number of shares outstanding before the offering of the Class B common Stock: A total of 24,975,000 shares of Class A common stock are outstanding as of the day hereof.

Number of shares of common stock to be outstanding after the Regulation CF offering, and assuming that the offering is fully subscribed. A total of 26,045,000 shares of common stock, consisting of 24,975,000 Series A common and 1,070,000 shares of Class B, will be outstanding.

Voting rights: The common stock being offered is Class B common and votes one time per share. Series A votes 10 times per share

Dividend Rights (*include if applicable*)

The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A and Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Stock and any additional classes of Preferred Stock that we may designate in the future.

- Preferred Stock: 0

Voting Rights

Capital Stock: Our common stock is common equity and contains no preferences as to other classes of capital stock. Each share of our common stock -the Class A common, and the Class B common- entitle the holder, with one exception, to vote on all matters submitted to the vote of the stockholders, including the election of directors. Holders of the Class A common stock are entitled to 10 votes per share, and holders of Class B common stock are entitled to one vote per share of their common stock. Our preferred stock is a "blank check" preferred stock whereby the board of directors has authority to determine its powers, preferences, rights, qualifications, limitations, and restrictions, without separate shareholder approval.

Number of shares outstanding before the offering of the Class B common Stock: A total of 24,975,000 shares of Class A common stock are outstanding as of the day hereof.

Number of shares of common stock to be outstanding after the Regulation CF offering, and assuming that the offering is fully subscribed. A total of 26,045,000 shares of common stock, consisting of 24,975,000 Series A common and 1,070,000 shares of Class B, will be outstanding.

Voting rights: The common stock being offered is Class B common and votes one time per share. Series A votes 10 times per share

Dividend Rights

The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A and Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Stock and any additional classes of Preferred Stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Series B Common Shares you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-28.

Financial Condition

Results of Operation

Orbis was only recently formally organized, and as a result, does not yet have an operating history from which it can adequately predict future revenues. While in the formative stages, and after being formally organized in

August, 2017, the Company's founders were occupied with the building of the Orbis platform, website and mobile app. With its technology now fully built and functional, and with Orbis now in Beta testing to ascertain market acceptance, Orbis has directed its attention to the raising of capital and for marketing. Orbis does not have any major monthly expenses, and can operate for the foreseeable future without having to raise any capital. One of our founders has committed to advancing all funds required during the Beta testing stage and beyond. Should the crowdfund effort be successful, Orbis will use the great majority of those funds towards completing its Beta testing and for initial marketing. Should the CF not be successful, Orbis will continue to be funded by its founders and will seek to raise capital through a standard 506 private placement offering of its securities.

Financial Milestones

Our projections in years 1, 2 and 3 are based on several factors including the total number of licensed attorneys in the USA, the number of lawyers, specifically those lawyers already inclined to, or already advertising their services, and other factors. More specifically, our revenue projections during year 1 are based on our marketing efforts to; personal injury injury of which there are 165,000, matrimonial and divorce attorneys of which there are 33,000, traffic court attorneys of which there are 13,000 immigration attorneys 24,000 as well as 77,000 bankruptcy attorneys. Our year 3 goal of having but 50,000 lawyers advertising on our site,represents a total of under 4% of all lawyers. Our years 1 and 2 goals of 13,000 and 25,000 lawyers represent but 1% and 2% penetration of all lawyers in the USA. Orbis believes that these numbers are easily attainable.

Liquidity and Capital Resources

Capital infusions being sought through this and other offerings by Orbis are primarily geared towards dual marketing efforts. Orbis will use a portion of the funds raised to market its service initially directly to those attorneys already advertising, and eventually to all attorneys. The greater part of the marketing budget is reserved to making Orbits a household name. Orbis seeks to become the Trivago of legal services: Need a lawyer? Orbis! Future capital raising campaigns, if successful, will help speed up all marketing activities.

Should the CF campaign completely sell out, the Company will reap $1,005,800 in net proceeds after various expenses pertaining to the offering. Such proceeds will be allocated primarily outwards marketing activities and the hiring of one or more people to assist with the campaign. Should the company only realize the minimum of $10,000, such funds will be added to working capital but will not allow the company to launch a major marketing initiative. In that event, the company will seek funds from others sources, including additional investment, or loans, from its founders. As well, the company will begin discussions earlier than anticipated with venture funds who are familiar with the space.

To date, Orbis has been funded by capital contributions from its founder. Through this CF offering, Orbis is making shares available to those who might be excited by the potential of Orbis, those willing to make an investment into Orbis. Should the Cf not yield the anticipated results, Orbis will continue to be funded by its founder. As well, Orbis will explore other options including, a line of credit, loans from its shareholders, and venture capital through established firms.

Indebtedness

The company has no debt.

Recent offerings of securities

None

Valuation

$24,975,000.00

We did research on recently published valuation models for vehicles that are similar but not quite on the same breakthrough innovative level as Orbis; here they are: FindLaw (www.findlaw.com) is valued at $39,265,000 Revenues are under $2M / yr AVVO (www.AVVO.com) is valued at 14,375,000 Revenue under $1M Justia value $27,675,000 Revenue under $1.5M Nolo value $16,655,000 Revenue just over $1M Orbis revenue model is not based on that model of advertising or pay per click; it's fee based, steady and scalable. With projections at $100M in a few years, we believe that a starting valuation of $25M is more than justified. Orbis has carefully reviewed various on-line digital websites where one can find attorneys listed alphabetically and even by profession and specialty. Orbis has looked at other advertising mediums attorneys use to advertise themselves, and or, their other practices. Orbis reviewed print advertisements placed into local daily, weekly and monthly papers and magazines. As well, we reviewed, radio and TV commercials for their costs and returns on investment. Management believes the Orbis model is the most efficient method for an attorney to advertise his/her, or a firms, services to potential clients. As well, clients seeking the services of an attorney, will -in managements opinion- be better served when they can see and hear an attorney speak about themselves, and their firms, live, when the client is seeking out such services. Highway billboards, late night TV and radio ads which attorneys regularly use, cannot compare to having an ad play just in time, specifically when the potential client is seeking the services of an attorney. Orbis has reviewed the publicly available valuations of certain competing sites -those with static information- those who list attorneys alphabetically and or by profession, and has found that our current valuation is well within line when compared to others. Moreover, Orbis projects that it will -within 24 months of proper funding- be able to capture at least 4% of the market. With over 1.3M attorneys in the Unites States alone, Orbis's goal is to get approximately 50,000 attorneys (just under 4%) advertising regularly on its site. Should Orbis reach that goal, revenues will soar to over $100,000,000 annually, or more than 40 x the revenue of any of the competing online sites.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$1,070,000	$10,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$64200	$600

Net Proceeds	$1,005,800	
Use of Net Proceeds:		
R&D & Production	$90,000	
Marketing	$800,000	$9000
Working Capital	$115,800	$400
	$1,005,800	$9,400

Should Orbis reach but the minimum of $10,000 through this offering which would net the company under $9,400 after various offering and marketing expenses attendant to the offering, such funds will be added to to its working capital and will be earmarked towards marketing Orbis, and its services, to additional lawyers in certain states. Should Orbis reach the maximum which would net the company approximately $1,005,800, such proceeds as reflected in the chart above, will be used for R&D Production, Marketing, and Working Capital, and Administration. As they regard marketing efforts, a portion of the proceeds will be used to introduce lawyers via certain mediums which include email, direct marketing, advertising in certain trade magazines and in other places. Research and development means (as we are doing now) exploring patentable and copyrightable aspects of our APP process; developing tighter and more user friendly search apparatus for both the attorneys and consumers who utilize the Orbis App. Working Capital will be used for any unexpected contingencies or requirements, insurance, legal, accounting, any administrative matters etc. Administration will be used for any Accounting, Legal, insurance, any other contingencies required for operations, etc.

Irregular Use of Proceeds

The Company might incur unexpected and unforeseen expenses and a portion of the proceeds may be allocated towards such expenses should their arise.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.getorbisapp.com/pages/annual-report.html The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Orbis Law Corp.

[See attached]



Independent Accountant's Review Report

To Management
Orbis Law Corp.
Valley Stream, NY

We have reviewed the accompanying balance sheet of Orbis Law Corp. as of February 28, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 12, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ORBIS LAW, CORP
BALANCE SHEET
FROM INCEPTION TO FEBRUARY 28, 2018

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 32,132
Prepaid expenses	6,000
Organization Fee	5,986
Less: Accumulated Amortization	(100)
TOTAL CURRENT ASSETS	44,018
TOTAL ASSETS	44,018

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	6,567
TOTAL CURRENT LIABILITIES	6,567

SHAREHOLDERS' EQUITY

Common Stock, Class A (50,000,000 shares authorized, 24,975,000 issued and $.001 par value)	24,975
Common Stock - Class B (100,000,000 shares authorized, 0 issued and $.001 par value)	-
Preferred Stock (10,000,000 shares authorized, 0 issued and $.001 par value)	-
APIC	93,025
Net Income	(80,549)
TOTAL SHAREHOLDERS' EQUITY	37,451
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 44,018

ORBIS LAW, CORP
INCOME STATEMENT
FROM INCEPTION TO FEBRUARY 28, 2018

_____

Operating Expenses		
Impairment Charge	$	68,000
Marketing		8,028
Legal & Professional		4,331
Amortization Expense		100
General & Adminstrative		90
		80,549
Net Income from Operations		(80,549)
Net Income	$	(80,549)

ORBIS LAW, CORP
STATEMENT OF CASH FLOWS
FROM INCEPTION TO FEBRUARY 28, 2018

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(80,549)
Change in Impairment		68,000
Change in Prepaid Expenses		(6,000)
Change in Accounts Payable		6,567
Change in Amortization Expense		100
Net Cash Flows From Operating Activities		(11,882)
Cash Flows From Investing Activities		
Purchase of OMNI Law		(68,000)
Change in Organization Fee		(5,986)
Net Cash Flows From Investing Activities		(73,986)
Cash Flows From Financing Activities		
Issuance of Common Stock - Class A		24,975
Change in Additional Paid in Capital		93,025
Net Cash Flows From Investing Activities		118,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		32,132
Cash at End of Period	$	32,132

Unaudited- See accompanying notes.

ORBIS LAW, CORP
CONSOLIDATED STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD OF INCEPTION THROUGH FEBRUARY 28, 2018

_____

Common Stock, Class A (50,000,000 shares authorized, 24,975,000 issued and $.001 par value)	$	24,975
Addition Paid-In Capital		93,025
Net Income (Loss)		(80,549)
Ending Equity (Deficit)	$	37,451

ORBIS LAW, INC.

Unaudited Financial Statements From Inception to February 28, 2018

April 6, 2018

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Orbis Law, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware. The company operates a website and mobile application that can be utilized by attorneys and law firms to dispense legal advise, referrals, and advertise.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair value of the Company's stock, stock-based compensation, fair values relating to derivative liabilities, debt discounts and the valuation allowance related to deferred tax assets. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intangible Asset

The Company recognizes an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. Such intangibles are amortized over their useful lives. Impairment losses are recognized if the carrying amount of an intangible asset subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company reviews its long-lived assets, including property and equipment, identifiable intangibles, and goodwill annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

Impairment of Goodwill

The Company purchased ICULAW and estimated goodwill to be $68,000 over fair market value. Subsequently, it was discovered that the entity purchased had not expensed Research & Development. This amount was adjusted as an impairment.

Rent

The Company is not is not under any current rent obligations or lease agreement.

Advertising

The Company records advertising expenses in the year incurred.

_____

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, but will not file federal taxes to assess their ability to carryforward or their tax liability until 2019.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Orbis Law Corp is pending **StartEngine Approval.**



Orbis Law Corp
Self-managed lawyer advertising network.

🔵 Small OPO   🏠 Valley Stream, NY   🏷 Legal Services   🌐 Accepting International Investment

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

A Smarter Way to Connect Lawyers with Prospective Clients

Invest in **Orbis Law-ORBIS:Leveling The Playing Field for Solo Practitioners and Small Firms when it comes to Affordable Advertising**

When the son of an Orbis Law founder got handed a traffic ticket while driving out of state, he thought, "Now what? Where do I find a lawyer a few hundred miles from home?" While on the phone with his mom, she said to him, "Wouldn't it be great if you could just use your smartphone and find a lawyer quickly that can handle this?" That conversation led to what is now **Orbis Law, a simple and elegant app for meeting, seeing, and hearing attorneys pitch you for your business when you need legal representation.**



Unlike other online legal directories, to the best of our knowledge Orbis Law is the only website and app on the market that houses self-produced subscription, attorneys can record directly, or upload 60-150 second commercials to their Orbis profiles, where they can be viewed anytime, by anyone, for a fraction of the cost of traditional advertising methods. Once viewed, an instant notification with follow-up information, or special offer, is sent from the chosen attorney, helping to convert warm leads into paid clients.



With your investment, Orbis Law plans to utilize raised funds for marketing efforts towards lawyers and law firms, as well as to complete open beta. Additional financing will be used to promote Orbis to the public at large to let them know of our services and that lawyers can be found on our site.

With over 1.3 million lawyers in the U.S. alone in need of new and effective tools for marketing, we are confident in what Orbis Law offers to you as an investor and contributor to our success. (American Bar Association)

The Offering

Investment

$1.00/ share of Class B Common Stock │ When you invest you are betting the company's future value will exceed $26M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

We give lawyers the means to advertise using sight and sound, and we give people seeking legal help a clearer choice.

What We've Done and What We Plan to Do

Since inception, we've already accomplished a great deal, and we're on the precipice of accomplishing so much more. We have:

- Built a fully functioning website and mobile app.
- Conducted closed beta testing to round up information and feedback for targeted improvements.
- Thoroughly researched the market place for lawyer advertising.
- Created technology that allows attorneys to produce, edit, and upload their commercial advertisements to our site.
- Developed technology that allows lawyers to instantly communicate with those who have seen their commercials and provide them with additional information, rates, and any special offers they may wish to convey.

With all of that accomplished, Orbis, currently in beta, is ready to go live in the very near future.



Orbis Law - How it Works


orbis
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Francis Gibbons
Not yet reviewed
Orbis Rating: 10
General Practice, State, Local And Municipal Law, L...
Robert Levin
1 review
Orbis Rating: 8.0
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Robert Jaworski
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Orbis Rating: 8.1
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Amber Long
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Orbis Rating: 8.0
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New Jersey > Princeton > Business Attorneys
Robert J Levin
1 review
ORBIS RATING 8.0
Princeton, NJ
Licensed for 34 years
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PRACTICE AREAS
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To the best of our knowledge Orbis Law is the only interactive website and mobile app that accelerates the search for legal services with dynamic attorney/law firm profiles that contain video. Subscribing lawyers can manage their profiles at will, and record, upload, and update 60-150 second video advertisements for much less than creating a commercial for TV.

People in need of legal counseling simply log onto Orbis Law (free of charge), indicate the location and type of legal representation being sought, and instantly receive a choice of attorneys on their device. Prospective clients can view an attorney's commercial 24/7, then contact the attorneys of their choosing by clicking the CONTACT button. Once the client exits Orbis, interested clients receive an instant follow-up from their chosen attorneys indicating fee structure, special offers or other additional information firms may wish to convey. For practices not selected, Orbis, like LinkedIn, notifies them that, "A user has visited your profile, but did not choose to get in touch with you".

Seeing causes people to remember; remembering brings people to action!

How We Differ From the Rest



""Law Firms" generate 68.3 million searches each month; "Lawyer" generates 66.3 million searches each month (Source).Although each search site has its own method of sharing lawyer information, to the best of our knowledge Orbis Law is the only one that offers:

- Video capabilities



- Cost-effective advertising
- Full control of profiles and messaging for subscribers
- 24/7 viewing access to uploaded ads
- "Warm calls" as potential clients have already *met* attorneys through videos and received notifications with rates and offers
- Dynamic marketing capacity
- Untapped branding potential
- Easy to navigate interface

One cannot compare sight to sound: sight is greater! At Orbis, we offer prospective clients both!






Video Advertising

60-150 second ads that can be recorded directly through Orbis Law, or recorded elsewhere and uploaded for 24/7 viewing.

Instant Client Contact

When prospective clients CONTACT a lawyer of interest, they will instantly receive a notification from the chosen attorney with rates, offers and additional information.

Low Cost

We deliver greater access to viewers and fuller control of ads for a fraction of the cost of traditional advertising outlets.

Greater Lead Conversion

With more information provided on the front end of the interaction, people contacting lawyers are further invested to hire that attorney.

Orbis Law Levels the Playing Field

For a tiny fraction of the price to produce a decent TV commercial ($20-40k), a lawyer can now create a video ad for free from their own office using Orbis Law. And for much less than it costs to run a newspaper, magazine ad, or radio commercial, ads and profiles uploaded to Orbis may be seen thousands of times for as little as $169/mo.

Our Four Pricing Models

Slight discounts will apply for prepaid accounts.

$169/month	$199/mo	$249/mo	$299/mo
60 second video	*90 second video*	*120 second video*	*150 second video*






Our Market and Industry

There are 1,335,963 lawyers in the United States and approximately 1,210,000 attorneys in Europe (according to the American Bar Association), but only a small portion of them currently advertise (primarily practitioners of personal injury, immigration, divorce, and traffic). In 2017, **these lawyers spent $1 billion on advertising** through television, radio, billboards, and in various daily, weekly papers, magazines, and journals.

Those looking for attorneys can currently find them through personal referrals, state bar associations, lawyer referral services, costly radio, TV, billboards, and print advertisements, and online directories such as FindLaw.com, SuperLawyers.com, Avvo.com. According to a 2014 survey conducted by FindLaw.com:

- 38% stated they would use the internet first for a lawyer search
- 29% preferred asking a friend or relative
- 10% only would go straight to the local bar association
- 4% would rely on the Yellow Pages





Predictable, Sustainable, Scalable Revenue Model

Online directories such as FindLaw.com, SuperLawyers.com and Avvo.com, that provide only static lists with names and contact information have already achieved signifigant valuation and market penetration, users etc. With less interaction and more limited offerings, FindLaw.com, already has the user statistics, which you'll see on the right.



Estimated
Visits per month: 10,743,990
Visits per year: 128,927,880
Page views per day: 1,790,446
Page views per month: 53,713,380
Page views per year: 644,560,560

Invest in Our Company Today!

Equity crowdfunding not only creates additional exposure for our product, it also creates a real buzz around our efforts to upend traditional legal services advertising.

With your support, Orbis Law will primarily use raised funds for our initial marketing efforts to attract attorneys who already advertise through other media. To incentivize use, lawyers are given a 90-day free trial and a full tutorial on how to maximize their Orbis Law experience.

Further funds will be used to raise capital to complete open beta and market to the general public so they know where to find legal help.

Thank you for taking time to consider Orbis Law. We look forward to partnering with you soon.





Our Company Launches!
Research and development commences June 2016

June, 2016

Product Development
Product development continues through January, 2018

January, 2018

Closed Beta Testing
Beta testing of Product begins in February, 2018

February 2018

Closed Beta Testing
Beta Testing continues

March-April, 2018

Orbis has created user-driven tags
The tags significantly enhance the ability for lawyers on our site to drive their owns search processes.

May 2018

Open Beta Testing
Open Beta Testing Ends in July, 2018 (ANTICIPATED)

July, 2018

Full Product Launch
Full Product Launch commences (ANTICIPATED)

August, 2018

Open Beta
Introduce Orbis to a few hundred attorneys and obtain feedback (ANTICIPATED)

Spring 2018

Capital Raise
Meet with venture capital firms and others for capital raise Ongoing Rollout of Orbis to lawyers (ANTICIPATED)

Summer 2018

Advertising and Marketing Campaign
Orbis to the masses (ANTICIPATED)

October 2018

In the Press



SHOW MORE

Meet Our Team



Mark Lichtschein

President, CEO & Director

Mr. Lichtschein is a practicing attorney, with a Law Degree from Villanova University School of Law, and is a Member of the New York and New Jersey Bars. Mark also obtained his MBA from Drexel University. Mr. Lichtschein has extensive and intensive financial management experience, including financial and estate planning and investment management. He has founded and established several successful Mortgage companies over the past 15 years. Mark's private legal career has focused on complex real estate contracts, closings, financing and refinancing (commercial and residential), co-op and condominium conversions, general partnerships, limited partnerships, direct management and supervision of complex Chapter 11 partnership reorganizations. Coral Mortgage Bankers Corp, President, January 2014- December 2016 Green Light Advance Corp, President, January 2017- Present President, CEO, and Director of Orbis since Feb. 2018 - Present



Sergey Taver

Technology & Search Management

Sergey is a senior technology professional with extensive experience in all aspects of information technology and management. Prior to joining OrbisLaw, Mr. Taver has worked in numerous online and search-related businesses, participating in the transformation of business from a traditional IT model to current cloud-based, best-in-breed models.



Mike Kogan

Director of Operations

A graduate of Drexel University, Mike Kogan is responsible for leading all aspects of the OrbisLaw technology, and establishing the company's technical vision. Using an active and practical approach, Mr. Kogan directs all resources in IT and IO to attain OrbisLaw's strategic goals. Mr. Kogan serves as the interface between internal operations and external stakeholders ensuring that OrbisLaw is developing and moving forward at all times.



Murry Englard

Vice President, Director

Murry Englard is a practicing Certified Public Accountant licensed in New York State. He is a member of the American Institute of Certified Public Accountants. Mr. Englard obtained a BA in Accounting and Information Systems and continued towards a MBA degree at Bernard Baruch College of the City of New York. Mr. Englard background included interim Chief Financial Officer and Director of a publicly held company. Currently he is a Chief Executive Officer of a Healthcare Company and managing partner in his public accounting practice. Additionally, Mr. Englard is a Certified Guardian and Court Evaluator.   CEO - New York Health Care, Inc. (2008-Present) President and Managing Partner –Englard CPA, PC (1992-Present) Board Member – Non for profit organization; BMQ and Naaleh College (June 2017 through present) Vice President and Director – Orbis Law, Corp.



Tyler David

Creative Director

Tyler's job is to conceptualize original website design ideas that bring simplicity and user friendliness to complex roadblocks. He also creates wireframes, storyboards, user flows, process flows and site maps to communicate interaction and design ideas. Tyler presents and defends designs and key deliverables to peers and executive level stakeholders.

(Feb. 2018- Present)



Lisa Grossman

Founder, Member of the Board of
Directors, and Secretary

Prior to founding Orbis, Ms. Grossman has since 2013 been the Director of Business Development of New York Health Care, Inc., a licensed home health care agency. Ms. Grossman has also been a New York State licensed insurance agent since 2006, . Lisa graduated queens college in 1984. Founder of Orbis, Director - February 12, 2018

Offering Summary

Maximum 1,070,000* shares of Class B Common Stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Class B Common Stock ($10,000)

Company	ORBIS LAW CORP.
Corporate Address	33 West Hawthorne Avenue, Valley Stream, NY 11580
Description of Business	The Company has developed and will bring to market a wbsite and mobile application which allows attorneys andprospective clients to find each other on-line through video commercials
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$1.00/share
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

ORBIS LAW CORP. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $1 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur unexpected and unforeseen expenses and a portion of the proceeds may be allocated towards such expenses should their arise.

Form C Filings


SHOW MORE


Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Orbis Law Corp to get notified of future updates!

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:27 AM 02/16/2018
FILED 09:27 AM 02/16/2018
SR 20181055206 - File Number 6752102

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

Orbis Law Corp.

*****

FIRST: WHEREAS, Directors were not named in the Certificate of Incorporation of Orbis Law Corp. and the corporation has not received any payment for any of its stock, the undersigned incorporator does hereby certify and duly adopts the following Amendment under Section 241 of Subchapter VIII of the General Corporation Law of the State of Delaware.

RESOLVED, That the Certificate of Incorporation of this corporation be amended by changing Article 4. thereof, so that said amended Article 4 shall be and read as follows:

"4. The Corporation is authorized to issue capital stock to the extent of:

Fifty Million (50,000,000) Shares Class A Common Stock
Par Value $0.001 Per Share

One Hundred Million (100,000,000) Shares Class B Common Stock
Par Value $0.001 Per Share

Ten Million (10,000,000) Shares Preferred Stock
Par Value $0.001 Per Share

The holders of the Class A Common Stock shall be entitled to Ten (10) votes for each share held and the holders of the Class B Common Stock shall be entitled to One (1) vote for each share held.

Other than voting rights the holders of the Class A Common Stock and the Class B Common Stock shall have equal rights and privileges.

The board of directors shall have the authority to fix by resolution the designations, powers, preferences, qualifications, limitations, or restrictions in respect of any class or classes of stock or any series of any class which the corporation shall have the authority to issue and to divide the preferred Stock into series and to establish such designations, powers, preferences, qualifications, limitations, or restrictions in respect of any such series so established."

SECOND: That said Amendment was duly adopted in accordance with the provisions of Section 241 of Subchapter VIII of the General Corporation Law of the State of Delaware.

THIRD: That the capital of said corporation shall not be reduced under or by reason of said Amendment.

IN WITNESS WHEREOF, the sole incorporator has signed this Certificate this 16th day of February, 2018.

_____

R. W. Worthington, Jr.
Incorporator